Filed Pursuant to Rule 433
Registration Statement No. 333-239159
Pricing Term Sheet
Pricing Term Sheet
Issuer:	Banner Corporation (the “Company”)
Securities Offered:	5.000% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)
Aggregate Principal Amount:	$100,000,000
Ratings*:	BBB by Kroll Bond Rating Agency, Inc.
Trade Date:	June 25, 2020
Settlement Date:	June 30, 2020 (T+3)
Final Maturity (if not previously redeemed):	June 30, 2030
Interest Rate:
From and including the original issue date to, but excluding, June 30, 2025 or the date of earlier redemption, a fixed per annum rate of 5.000%, payable semi-annually in arrears.

From and including June 30, 2025, through maturity or the date of earlier redemption, a floating per annum rate equal to Three-Month Term SOFR (as defined in the prospectus supplement dated June 25, 2020 under “Description of the Notes—Interest”) plus 489 basis points, provided, however, that in the event Three-Month Term SOFR is less than zero, Three-Month Term SOFR shall be deemed to be zero plus 489 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%
Interest Payment Dates:
Interest on the Notes will be payable on June 30 and December 30 of each year through, but not including, June 30, 2025 or the date of earlier redemption, and thereafter on March 30, June 30, September 30 and December 30 of each year to June 30, 2030, but excluding the maturity date or the date of earlier redemption. The first interest payment will be made on December 30, 2020.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Conventions:	30/360 to but excluding June 30, 2025, and, thereafter, a 360-day year and the number of days actually elapsed.
Optional Redemption:
The Company may, at its option, beginning with the Interest Payment Date of June 30, 2025, and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, subject to obtaining any required regulatory approvals, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:
The Company may redeem the Notes at any time, at its option, in whole but not in part, subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes—Redemption” in the preliminary prospectus supplement dated June 25, 2020.

Denomination:	$1,000 denominations and $1,000 integral multiples in excess thereof.
Listing and Trading Markets:
The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurance that any public market for the Notes will develop.

Underwriters’ Discount:	1.500%
Proceeds to the Company (before expenses):	$98,500,000
Use of Proceeds:
The Company intends to use the proceeds of the offering for general corporate purposes, which may include providing capital to support its growth organically or through strategic acquisitions, repayment or redemption of outstanding indebtedness, the payment of dividends, financing investments and capital expenditures, repurchasing shares of its common stock, and for investments in its subsidiary banks as regulatory capital.
CUSIP / ISIN:	06652VAA7 / US06652VAA70
Joint Bookrunning Managers:	BofA Securities, Inc. Piper Sandler & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
We expect that delivery of the Notes will be made against payment for the Notes on or about Settlement Date indicated above, which will be the third business day following the trade date of June 25, 2020 (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.
The Company has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at (800) 294-1322 or Piper Sandler & Co. toll free at (866) 805-4128.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.